SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                            SCHEDULE 13G
                           (Rule 13d-102)

        INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. [_______])*


                    American Disposal Services, Inc.
                           (Name of issuer)

               Common Stock, par value $0.01 per share
                   (Title of Class of Securities)

                              025389107
                           (CUSIP number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                              13G
CUSIP No. 025389107


1    NAME OF REPORTING PERSON; S.S. or I.R.S. IDENTIFICATION NO.

     Charterhouse Equity Partners, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                       (b) [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


               5    SOLE VOTING POWER             1,867,289
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER           0
OWNED BY
EACH
REPORTING      7    SOLE DISPOSITIVE POWER        1,867,289
PERSON
WITH
               8    SHARED DISPOSITIVE POWER      0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,867,289


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                 [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     22.2%


12   TYPE OF REPORTING PERSON
     PN








                              13G
CUSIP No. 025389107


1    NAME OF REPORTING PERSON; S.S. or I.R.S. IDENTIFICATION NO.

     Charterhouse Equity Partners II, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                       (b) [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


               5    SOLE VOTING POWER             2,511,973
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER           0
OWNED BY
EACH
REPORTING      7    SOLE DISPOSITIVE POWER        2,511,973
PERSON
WITH
               8    SHARED DISPOSITIVE POWER      0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,511,973


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                 [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     29.8%


12   TYPE OF REPORTING PERSON
     PN







Item 1.   Name of Issuer

     (a)  American Disposal Services, Inc.

          Address of Issuer's Principal Executive Offices:

     (b)  745 McClintock Drive, Suite 305
          Burr Ridge, IL  60521

Item 2.   Name of Person Filing:

     (a)  Charterhouse Equity Partners, L.P.
          Charterhouse Equity Partners II, L.P.

          Address of Principal Business Office or, if none,
          Residence:

     (b)  c/o Charterhouse Group International, Inc.
          535 Madison Avenue, New York, NY  10022

          Citizenship

     (c)  Delaware

          Title of Class of Securities

     (d)  Common Stock, par value $.01 per share

          CUSIP Number

     (e)  025389107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable

Item 4.   Ownership

     (a)  Charterhouse Equity Partners, L.P.
          1,867,289 -- Shares of Common Stock, par value $.01 per share
          Charterhouse Equity Partners II, L.P.
          2,511,973 -- Shares of Common Stock, par value $.01 per share

     (b)  Charterhouse Equity Partners, L.P. -- 22.2%
          Charterhouse Equity Partners II, L.P. -- 29.8%

     (c)
          (i)       Charterhouse Equity Partners, L.P. - 1,867,289
          (ii)      0
          (iii) Charterhouse Equity Partners, L.P. - 1,867,289 Charterhouse Equity Partners II, L.P. -
                    2,511,971
          (iv)      0

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company

          See Exhibit

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of the Group

          Not Applicable

Item 10.  Certification

          Not Applicable



                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Charterhouse Equity Partners, L.P.

                              By CHUSA Equity Investors, L.P.,
                              general partner

                              By Charterhouse Equity, Inc.,
                              general partner


                              By
                                   Title   V.P. Finance
                              February 14, 1997
                              Date




                              Charterhouse Equity Partners II, L.P.

                              By CHUSA Equity Investors II, L.P.,
                              general partner

                              By Charterhouse Equity II, Inc.,
                              general partner



                              By
                                   Title   V.P. Finance
                              February 14, 1997
                              Date









































                                                       EXHIBIT 1



Item 7. Charterhouse Equity Partners, L.P. acquired its shares through Charterhouse Environmental Holdings, L.L.C.